Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

September 10, 2021

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Larkin:

On behalf of AdvisorShares Trust (“Registrant), this letter responds to comments relating to the Registrant’s Post-Effective Amendment No. 176 (“PEA No. 176”) filed on March 24, 2021 in connection with the registration of the AdvisorShares Plant Medicine ETF (the “Fund”). As previously disclosed to the staff, the Fund’s name has been changed to AdvisorShares Psychedelics ETF. For ease of reference, set forth below are your comments followed by Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 176.

May 10, 2021 Comments

1.	Comment. Please supplementally provide a list of the constituents in the Fund’s portfolio.

Response. Registrant represents that the constituent list has been provided under separate cover.

2.	Comment. With respect to the 50% test disclosed in the first paragraph of the principal investment strategy, please add a sentence or two that provides a plain English definition of “medicinal treatments or drugs derived from plants or synthetically produced chemical compounds based on plant medicines” as well as an example. Also, please supplementally explain the scope of that language.

Response. Registrant represents that the quoted language has been replaced with “psychedelic drugs” as a result of the change in the Fund’s name.

3.	Comment. To strengthen the 50% test, please delete the term “tied to” and revise the 50% test to read as follows – “(i) securities of companies that derive at least 50% of their net revenue from or devote 50% of their assets to…”.

Response. Registrant represents that the requested revision has been made.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

September 10, 2021

4.	Comment. At the end of the second sentence of the first paragraph of the principal investment strategy, please replace the term “industry” with another term such as “business”.

Response. Registrant represents that the requested revision has been made.

5.	Comment. Please clarify what investments are in the Fund’s 80% bucket and what investments are in the Fund’s 20% bucket.

Response. Registrant represents that currently no specific investments are contemplated as part of the 20% bucket.

6.	Comment. With respect to the second paragraph, please clarify how the Fund invests in foreign companies (for example, ADRs, total return swaps, etc).

Response. Registrant represents that the disclosure has been clarified with respect to the Fund’s investment in foreign companies.

7.	Comment. With respect to the last sentence of the third paragraph of the principal investment strategy, please expand on what is meant by “supply chain” in the context of psychedelics.

Response. Registrant represents that the reference to “companies that are part of the supply chain for psychedelics” has been replaced with “companies that provide psychotherapy treatments and mental health services using psychedelics.”

8.	Comment. With respect to the fourth paragraph of the principal investment strategy, please explain what is meant by “involved in”, “engaged in”, and “offer”. What do those terms mean and what is the extent of the involvement, engagement, etc?

Response. Registrant represents that the fourth paragraph has been deleted as the Fund will not invest in cannabis companies as part of its principal investment strategy.

9.	Comment. With respect to the fifth paragraph of the principal investment strategy, please add “but not limited to” after “including”.

Response. Registrant represents that the requested revision has been made.

10.	Comment. Please explain supplementally what basis the Fund has for representing that it will invest only in companies that do not violate the law (i.e., what due diligence is done and what controls are in place).

Response. Registrant represents that the Fund will only invest in securities of companies listed on securities exchanges whose listing standards require compliance with applicable laws. In addition, the Fund’s investment adviser relies on representations made by companies in public regulatory documents (e.g., a prospectus or annual report) regarding such companies’ compliance with national laws of the jurisdictions in which they operate. Moreover, the Fund’s custodian requires that securities in its custody meet legal requirements applicable to bank holdings. The custodian, therefore, will conduct pre-trade compliance with respect to the Fund’s investments.

September 10, 2021

11.	Comment. Please include as an exhibit to the registration statement a legal opinion from independent outside counsel confirming that the Fund complies with all applicable U.S. federal and state laws and foreign laws.

Response. Registrant represents that it will file the requested legal opinion as an exhibit to the Registrant’s registration statement.

July 27, 2021 Comments

Marked Draft Prospectus/SAI

12.	Comment. Please consider adding disclosure to the second paragraph of the principal investment strategies clarifying that psychedelic drugs do not include cannabis given that some investors may think that cannabis falls within the description.

Response. Registrant represents that the requested clarification has been made.

13.	Comment. Based on the draft legal opinion, it appears that the Fund’s investment exposure will be limited to “plant-based psychedelics” that are expressly permitted under certain local and state laws. If accurate, please revise the strategy section to clarify that the investment exposure is focused on plant-based psychedelics and will not include synthetic-based psychedelics. There might by investor confusion that, for example, LSD or MDMA are covered whereas based on the disclosure in the draft legal opinion it appears that psilocybin mushrooms and maybe Ayahuasca are covered. Even to the extent that state and local law change with respect to synthetic psychedelics, those companies would not be covered under the draft legal opinion. Alternatively, if the Fund will invest in synthetic psychedelics, the legal opinion must be revised accordingly.

Response. Registrant confirms the accuracy of the strategy disclosure in the prospectus and notes that the legal opinion to be issued by Seyfarth Shaw LLP has been revised so as not to be limited to plant-based psychedelics.

14.	Comment. The staff notes that cannabis-related investments have been moved to the SAI. Please confirm that cannabis-related securities are not a principal investment strategy.

Response. Registrant confirms that investment in cannabis-related securities is not a principal investment strategy of the Fund and represents that such investment, if any, is expected to be less than 1% of the Fund’s assets.

September 10, 2021

Marked Draft Legal Opinion

15.	Comment. Page 2 - Definition of Psychedelics Companies – The staff notes that the term is defined in the opinion and the opinion only applies to Psychedelics Companies and that footnote 2 carves out certain companies from the definition. Because the opinion definition (and its exclusions) does not seem to align with the description of investments in the Fund’s prospectus, it is hard to assess whether the opinion satisfies the staff’s request for an opinion. Please confirm that the opinion covers all the Fund’s investments as disclosed in the Fund’s prospectus. As another example, the opinion explicitly excludes foreign investments while the prospectus includes foreign investments.

Response. According to Seyfarth Shaw, the definition of Psychedelics Companies in the opinion has been revised so as to be consistent with the Fund’s prospectus.

16.	Comment. Page 3, clause (iv) – Please either revert back to the corresponding language in the previously issued opinion so as to provide reasonable scoping of investor protections regarding regulatory liability or explain why it is not necessary.

Response. According to Seyfarth Shaw, the language has been revised to include the referenced language with adjustments as required by the law in light of the Fund’s investments.

17.	Comment. Page 3, clause (v) – Please consider using a different term given that “expressly” is defined earlier in the opinion in footnote 2 on page 2 in a different way.

Response. According to Seyfarth Shaw, the language has been revised as requested.

18.	Comment. Page 6, first bullet – Will Psychedelics Companies include non-listed companies? The bullet assumes securities are purchased on exchanges.

Response. According to Seyfarth Shaw, the opinion has been revised to clarify that Psychedelics Companies are exchange-listed companies.

19.	Comment. Page 6, second bullet – Seems to conflict with the Fund’s registration statement, which states that the Fund can invest in non-U.S. companies. Please address.

Response. According to Seyfarth Shaw, the opinion has been revised to clarify that non-U.S. companies may be Psychedelics Companies.

20.	Comment. Page 7, second bullet – Does the second sentence mean that none of the plants will be grown in the U.S.? The staff notes that footnote 3 references Oregon. Please clarify.

Response. According to Seyfarth Shaw, the opinion has been revised to clarify that all Psychedelics Companies must be operating in full compliance with local and state law (such as the Oregon-based Psychedelics Companies).

21.	Comment. Page 8, middle of page – With respect to the deleted and new language, please clarify in the opinion that the understanding and assumptions are based on the investment strategy disclosed in the registration statement.

Response. According to Seyfarth Shaw, the requested clarification has been made in the opinion.

September 10, 2021

22.	Comment. Page 17, second bullet – Please revise the new language to clarify that Seyfarth Shaw did due diligence. In addition, please update footnote 23 as necessary with respect to the referenced indictment.

Response. According to Seyfarth Shaw, the requested clarification has been made in footnote 19 of the opinion (previously footnote 23) and no update is necessary with respect to the referenced indictment.

23.	Comment. Page 24, first paragraph – With respect to the new language after the deleted text, please strike the qualifiers (i.e., “from what we can see” and “to the extent we understand them”) because they weaken the opinion.

Response. According to Seyfarth Shaw, the opinion is based on information, including DOJ investigations, that is publicly available and, therefore, the qualifiers are necessary as the firm should not be expected to render opinions or make statements based on sealed records, undisclosed DOJ records, or other materials that are not publicly accessible.

24.	Comment. Page 24, bolded language at bottom of page – This assumption and others in the opinion suggest that the Fund may seek exposure to non-listed companies; however, the opinion does not appear to cover non-listed companies. Please clarify whether the Fund will invest in non-listed companies. Please delete “we assume that” if the Fund is not going to invest in non-listed companies or revise the opinion to cover non-listed companies if the Fund will invest in them.

Response. According to Seyfarth Shaw, the opinion has been revised, consistent with the Fund’s prospectus, to clarify that Psychedelics Companies are exchange-listed companies and the referenced language has been revised accordingly.

25.	Comment. Page 25, third full paragraph – Please explain to the staff what the understanding and assumption referenced in the first line are based on.

Response. According to Seyfarth Shaw, it is basing its understanding and assumption on the disclosure in the Fund’s prospectus and the information about the Fund’s investment strategy provided to it by the Fund’s investment adviser.

26.	Comment. Page 29, last two lines – Please explain to the staff why this language is necessary. The language seems to assume away the entire point of the opinion.

Response. According to Seyfarth Shaw, it is its understanding that the staff’s request for the opinion is grounded in the need for an independent law firm to opine as to the legality of the investments of the Fund as opposed to the enforceability of total return swaps documentation with respect to which there are already enforceability opinions published in the market for total return swap documentation using the forms published by ISDA. Therefore, the referenced language and the limitation expressed in the remainder of that sentence seek to clarify to the reader that the opinion is not addressing the enforceability of ISDA derivatives documentation but the enforceability and legality of the Fund’s investments under applicable law.

27.	Comment. Page 30, top two lines – Please explain to the staff what this limitation is seeking to accomplish and why it is necessary.

Response. As noted in the response to Comment 26 above, the limitation seeks to clarify to the reader that the opinion is not addressing the enforceability of ISDA derivatives documentation but the enforceability and legality of the Fund’s investments under applicable law.

September 10, 2021

28.	Comment. Page 37, top line – Please change “assume” to “believe” in keeping with the earlier references in the same sentence.

Response. According to Seyfarth Shaw, the requested change has been made.

29.	Comment. Page 38, first bullet – please change “believes” to “has stated.”

Response. According to Seyfarth Shaw, the requested change has been made.

September 9, 2021 Comments

30.	Comment. In connection with the response to Comment 23 above, please add an iteration of the response as a footnote to the text (or in the text) so that there is context for the qualifying language.

Response. According to Seyfarth Shaw, the qualifying language referenced in Comment 23 above has been deleted.

31.	Comment. In connection with the responses to Comments 26 and 27 above, the staff reiterates those comments, again noting that the language seems to assume away the point of the opinion. The legal opinion should not assume the full opinion and should be the entire letter not limited to the first two paragraphs of the letter.

Response. According to Seyfarth Shaw, and as noted in response to Comments 26 and 27 above, the language seeks to clarify to the reader that the opinion is not addressing the enforceability of ISDA derivatives documentation but the enforceability and legality of the Fund’s investments under applicable law; therefore, no changes have been made to the language.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum